Filed by MaxLinear, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Silicon Motion Technology Corporation

Commission File No.: 000-51380

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 5, 2022, by and among MaxLinear, Inc. (“MaxLinear”), Shark Merger Sub, a wholly owned subsidiary of MaxLinear, and Silicon Motion Technology Corporation. On August 9, 2022, Steven G. Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer of MaxLinear, participated in a fireside chat at the Oppenheimer 25th Annual Technology, Internet & Communications Conference. The following is a transcript of that fireside chat:

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

Oh, great. Good morning everybody. I think we’ll go ahead and get started. So thanks for joining today. I’m Rick Schafer, Opco’s semi analyst. I’m joined by MaxLinear’s CFO, Steve Litchfield. Steve has been CFO since 2018, which again, time is flying, four years already, previously spent, I think, almost 20 years at Microsemi, where he quarterbacked more than a few deals over his tenure at that shop. I think it was pretty close to 50 deals if my math is – if my memory serves. So anyway, I thought I’d kick things off with maybe a few questions, Steve, and then we could open up – open it up to questions from the floor, but man, great to see you and really appreciate your getting up early. I know it’s still kind of early out your neck of the woods, so appreciate you joining us this morning, man.

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Sure. Thank you. Thanks for having us.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

So, maybe just start off high level if it’s okay, but you guys just reported a couple weeks ago, but I’m sure you saw Vivint yesterday and Micron this morning, I mean, things pretty dynamic out there. So I mean, in two weeks, I don’t know what could have changed, but I maybe asked Mike on that four or five weeks ago. I don’t know. But so I’m just curious, I mean, you guys obviously delivered inline results, which obviously a big win in this environment I think. But you guys play in a lot of different markets, broadband, infrastructure, connectivity, industrial. I think you talked about tight supply on your call and that’s been kind of a common theme for a while. So I don’t know if you could just give us kind of a brief recap of the quarter, it might be useful and then any changes. I know only two weeks I feel silly, but it’s – just anything that’s kind of what you’re seeing out there.

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Sure. Yes, no problem, Rick. Yes, it’s great to be here. It’s an interesting time in the industry that’s for sure. And things are dynamic as I think they always are, but I think it is somewhat of a unique time and we did in our report a couple of weeks ago, very excited. I think our – the company is performing extremely well, beat our expectations, slightly guided up a little bit, excited about that. I think that’s driven by some of the things that we have going in our broadband sector, our connectivity business and we can go into each of those. But overall executing extremely well, profitability has been very good, got a deal done last quarter. So that’s exciting for us and I’m sure we’ll talk about that a little bit later. But with regard to the industry dynamics, I do find it – I think it’s challenging.

We talked a little bit about it in the call a couple of weeks ago because I think everyone has really good short-term visibility. I mean, backlog is extremely good. And – but that being said, I think the industry, ourselves included, looking into next year, everyone is trying to anticipate some sort of a pullback and to your point on Nvidia and Micron, I mean different folks who are seeing different things, there’s different parts of the market I think that are seeing it, consumer sector definitely seeing it more so today. Whereas like industrial and some of these enterprise, things like that, have not been hit by it. And I think with regard to our business, we didn’t get into that too much, but because we have some pretty specific drivers to MaxLinear with our WiFi business expected to be up quite a bit next quarter, continue to take share, new markets, new product offerings. Our fiber business is going extremely well, still early days on that one, but definitely executing our infrastructure business, expected to continue to see growth into next year. Again, a lot of new products, kind of new opportunities that enable us to hopefully navigate what may be a cyclical downturn in the entire industry.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

Just since you kind of mentioned backlog and supplies are kind of two hot buttons, but the shift that you have seen, I know you have talked about supply, maybe getting incrementally better over the last three, six months. Like as you look to the second half and were – I mean, I think, people were talking about, 750 million 5G handsets this year and now they are talking about 600 million, right. I mean, so there’s got to be some cancellations going on at foundry. I would assume that benefits you guys, but I don’t know how quickly that benefits you guys? So, what does it look like in the second half of the year for you guys on the supply side?

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Yes, on the supply side, I mean, we’ve definitely got pockets of weakness. I mean, we were short in Q2 on some of our Wi-Fi products that we were expecting to ship. I think we’ll make up for that next quarter. I think as we look at the back half of the year, we’re starting to definitely get more supply. I think we’ve done a pretty effective job bringing in second sources, we’ve got other substrate vendors coming on in the second half of the year. And I think we’ll get more wafers. I mean, lead time has been 50 plus weeks. I mean, you are starting to see that come in now. I think you are hearing that kind of – in the industry you are starting to hear those lead times come in.

So, I think things will get better. There is still definitely, there is pockets of tightness, all depends on the node of the product or the fab, but definitely things are getting better.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

And just since you mentioned backlog, I don’t know how much you guys share typically, but I’m curious sort of, what’s relatively strong? What maybe a little softer if there is anything that’s softer? And just sort of how backlog kind of looks for you guys into – I don’t know it sounds like you’ve got some visibility into early next year, if that’s a fair statement?

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Yes.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

So I’m just curious, kind of how that…

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Yes, I mean, we don’t break out backlogs specifically, but we’ve talked about having backlog kind of into mid next year, which naturally if you’ve got 50 plus with lead times, you really need to have that. And I think that’s consistent with several peers that kind of play in some of the similar industries.

So look, I think, as I kind of alluded to a little bit earlier while we’ve got that backlog, we’ve got that visibility, I think, I would say in the short term it’s just get as much product as you can get as fast as you can get it. And at the same time – it’s a strange time as I look into next year and we’re getting feedback from customers, those scheduled shipments that backlog that’s scheduled next year, we’re hearing back, things are moving around a little bit, right. And so that makes us, want to kind of dig in deeper, want to make sure that we understand where those changes are coming from. So we’re definitely seeing that.

But overall, I mean, again, I mean, we got to get back and make sure that we’re getting the right products out. I mean, talk about the mix. I mean, what we see next year, I mean, I think our infrastructure business is performing real well. We got a lot of new products that will ramp, so that should offset any weakness there.

Broadband connectivity, I mean, connectivity that’s specifically our Wi-Fi business. I mean, there is a lot of new share gains, third-party routers that we’ve not had exposure to before. So we’re looking to see that business north of $200 million next year, which has been a huge – well, big jump from this current year is anticipated there. That’s an area where we need more supply.

And I think we’re going to get more, we have been getting more and showing nice progress. I mean, that business will more than double this year. Double, I mean, we were doing call it a little over $20 million in 2020. And so we’ve seen it double every other year. And to see that sort of an increase, I think, proud of the team and the execution on the operation side, but then also with the product itself as well.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

Just because you mentioned capacity, I forgot to ask you about substrate. I know you mentioned it, but you’ve heard talk about maybe some of the consumer stuff and maybe even some of the PC stuff that’s freed up, maybe simple substrate has become easier to get your hands on, but some of the more complex substrates have been still tough to get.

So I don’t know, do you ever kind of differentiate between that like how much do you exposed to the simple stuff and the more complex – versus the more complex stuff?

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

It’s a really good question. And we kind of went through this kind of mid last, well, I don’t know, times change – moving quickly here, but we definitely tried to even where we had some of the complex substrate utilized in our products, we were able to transition them over requalify some product to the simple substrate as you put it. That’s right. So we did transition some of that over that has alleviated it to your point. It is getting better and we even helped our own customers out and making sure that we could get converted over. There still is shortages on some of these other substrates where reliability is a little more important. But we are seeing, we’ve secured some capacity in Q4.

So we’re expecting to see some of that pick up some of our wireless infrastructure products. We do expect to start to pick up in Q4. Now, naturally we won’t be able to address all that demand. So some of it’ll slip out into the first half next year, but things are definitely getting better. And I think what you were alluding to is as some of this – even some of the other consumer or other businesses, as they start to slow, we’ll see some more capacity kind of free up that we’ll be able to take advantage of.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

Right. No, that’s great. Again, talking about backlog, it’s something I’ve always been curious about is just your level of flexibility when it comes to like your cost, your inputs, right. There have been inflationary environment for over a year, right. So you’re obviously able to pass those prices through, but there’s like a lag, right. Because I don’t know how quickly are you able once you’ve got committed backlog with a customer, how much flexibility do you have to go back to that customer and say, hey, these input costs have gone up, 5%, 10%. I need to pass that through. Can you go back retroactively or is there like a timeframe, a window where, you know what I mean like that create sort of that lag of effect. And what I’m really getting at is, do you get more of the ASP kind of tailwinds this year or are you going to have tailwinds into next year because you’re still raising prices in backlog. So I guess, there’s a couple questions in there.

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Just a few questions. I’ll see if I can hit them and you’re welcome to go for some follow ups there, but so I guess, I mean to start with, so price increases that we’re seeing or COGS increases. Those input costs are going up, have been going up. We’ve been dealing with it for 12 to 18 months. I think the team has done an incredible job of staying ahead of that. And when I say, getting that communicated to the customer, in some cases I mean, to your point where you may have backlog, a lot of cases, you can make those changes in this environment. Everyone has been able to do that. And so I would say we’ve done a good job. You’ve seen our gross margins move up over the last 12 to 18 months.

That’s because we’ve been – I mean, we’ve definitely seen price increases from substrates and packaging and backend wafers, everything’s been going up, right. So we’ve seen that fortunately in our business we’ve been able to pass that along to the customer. We’re still seeing it, right. I mean, you’ve heard about it TSMC’s been out publicly talking about another increase that happens in January. We’ll see if that happens, but naturally we’re still trying to stay ahead of that and expect to stay ahead of it. I mean I’ve always said that we’re passing along that those increases and more, right, as I like to say, because we do want to stay ahead of it.

And we feel like it’s interesting how the semiconductor industry has evolved. That value proposition is higher – excuse me. And so we are able to pass that along. And so we’re seeing our ability to raise those margins. Your point about ASPs, we saw increases I mean some last year, but we’ll definitely see them this year. I mean I think there’s still pockets where we’re passing along those cost increases now. So we’re still trying to navigate that. And I think your – in underlying question there is will some of that carry into next year. Yeah. I think some of it will.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

Right. And that’s really what I was getting at is does ASP become a tail of – a headwind at some point, and I was thinking about next year, but it sounds like it’s going to continue to be a tailwind.

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Well, I think, yeah, but I think it depends a little bit, I mean this gets probably ties into the cycle as you move into next year. If things slow down, my suspicion, as I talked about even with the TSMC, if things slowdown, do you see price increases slowdown, potentially, I mean, you’ve still got energy costs that are still high, wages are still high. So you’ve got these inflationary forces. So maybe we continue to see those input cost as higher. And I think if that’s the case, we’ll intend to pass that along to the customers.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

And then just one more before we sort of get into the business and the segments, but just on gross margin, it sounds like pricing is sort of a modest gross margin driver, expansion driver. I mean, you guys have great margin…

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

I think it’s helped a little bit. It is a little murky here, Rick. I mean if I go back year-and-a-half, two years ago, if you recall, we bought a carve out from Intel that business had lower gross margins. And so we early on made some improvements on pricing. Where we felt like it was underpriced in the market.

And so we did that early on, now call it in the last 9 months to 12 months. It’s been a little bit more driven by our input costs going up. But we’re always trying to stay ahead where we can in this environment. We have to do to kind of get those gross margins. Our gross margins – our target long-term is kind of mid-60s.

And we continue to see that based on the mix of the business that we have today and in the future, we expect to see that continue. Now some of the back to that original business, it’s – the Intel business was lower gross margins. And so how do we change that? I mean, one, I mean, we can raise prices, that’s one, but that’s not the major one.

The bigger change is over time, as that roadmap goes, we will develop new products at higher gross margins, but there’s a pipeline there that will take a couple of years to get to. So our next – for example, our next generation Wi-Fi product will be 100% designed internally here. And you would expect to see gross margins really kind of have a step function up versus where they were under Intel’s ownership.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

Got it, got it. So it’s basically mix, its just mix that’s in the pipeline. That’s a funnel in the backlog it’s going to come in and just…

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Yeah. Going forward, absolutely mix will be the biggest driver of those gross margins. That’s right.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

Yeah. Thanks a lot. Since you talked about broadband, you brought it up a couple times. I mean, I’m just curious if you want to flesh out just like, sort of what you see as sort of the – I guess, the main catalyst for growth there, the next – I don’t know, foreseeable next couple of years.

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Yeah, yeah. Yeah. I mean, broadband is a pretty exciting space kind of this renewed interest in broadband over the last, call it, year or two years. And now you’re seeing a lot of these telecom and cable operators, DSL, fixed wireless access. I mean, you’re seeing a ton of investment around the world and that’s driving upgrades and greenfield deployments. So there’s a lot of activity going on here.

And therefore, it’s been a growth driver for us. I think it will continue to be – I think most of the folks in this industry are talking about multi-years, some of the government subsidies that I’m sure many are familiar with that RDOF money. Most recently, the Biden infrastructure bill, there’s more European subsidies as well. That’s being thrown at this market. I mean, that’s really just being deployed.

RDOF is just now getting deployed. The Biden infrastructure bill has not been deployed at all. And so I think there’s a lot more to come, so I can see this multiyear cycle on the mix. So maybe just step back a little bit and make sure we understand where we play in broadband. So our broadband business, we sell SoCs front end modules into cable, fiber, fixed wireless access, DSL, we’ve always kind of positioned ourselves as this arms dealer. We don’t really care who wins.

And to that end, I mean, as I mentioned, you’re seeing this build out around the world of different medium. We can take advantage of any of it. And we really don’t care. I think one of the exciting things is you’re seeing a lot of investment in fiber, we’re early days in fiber, we haven’t historically we’ve been more exposed to the cable markets.

We’ve got some big wins. We’ve got a big North American operator. That’s going to roll out back half of this year into 2023. That is driving some of that uptick. Fiber is couple – two to three times bigger than the cable market. And so that will be a big driver of growth in the future. That being said, it’s a smaller portion of revenue. So it’ll take a little bit of time to grow there. And so – but that’s an exciting area. And then I think you’re still seeing things happen in fixed wireless access. I mean, DSL has more deployments. And so there’s definitely a lot of dynamics going on in that market. The other piece of broadband that we’ve seen a lot of growth from is our connectivity business.

I often talk about them the same, because to date, they’ve been very tied together. I mean, we’ve talked about this before, where we’ve got a Gateway is being deployed, historically, we had $15 worth of content, today, we’ve got $30-plus of content in that Gateway. And so that’s been a big growth driver is the content increases. The units have gone up slightly, but not a huge number. It’s really been more about the content growth.

And so as I look into the next few years, I mean, several folks are, I mean, worried about well, when we see a slowdown, look where – I mean, there’s some areas where you would expect to see a slowdown, but most of these, we’ve got some other drivers content increases. I mean, Wi-Fi itself has a content increase going on, right? I mean, Wi-Fi 5 was $6, $7 of content, today, it’s $10 or $11 with Wi-Fi 6, you’ve got Wi-Fi 6E that’s just being deployed right now and into – and most of that growth, I think you’ll see in 2023 And then you’ve got Wi-Fi 7 behind it, which will even have a higher ASP.

So that’s driving. So you’ve got content with that box going up with Wi-Fi, with Ethernet, with power, but alongside of that, just in a standalone Wi-Fi business as well, you see a lot of growth. So exciting times with these new products, of course, we’ve still got to navigate the overall macro dynamic. I think there is this underlying trend where you’re seeing a big investment in broadband. There’ll be some fits and starts in that. I mean, there’s big CapEx dollars being deployed. I think that’s likely to continue. Could it slow? Absolutely, it could. That being said, some of these government dollars, as you’re probably familiar are tied to timelines that need to money or fiber has to be put in the ground buy certain dates. So it’ll be an interesting dynamic to see over the next couple of years.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

So do you ever share, I mean, because those are some pretty big step up, just thinking of the Wi-Fi number you were giving for 5, 6, 6E and 7. And actually this will tie into a question I got from the audience too, but it’s just that as you mentioned, Wi-Fi – Wi-Fi 7 chip, that solution is going to be the first that’s developed in-house and everything. So obviously higher ASP sounds like north of $12 is what I was hearing if I heard you correctly.

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

That’s right.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

So I guess two questions in there. One, I’m curious, so is that Intel business now up to sort of in line with corporate average or is it still kind of improving? Is it still kind of a drag? And then yeah, then the second part is just, I don’t know how much you can share, but how does that Wi-Fi 7 gross margin structure look versus say 6E or 6 for you guys. In other words, do you keep stepping up your – anyway, whatever you can share.

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Yeah. No, I think I got you. Yeah. So you are right. The Intel business has been a drag. I mean often get the question, I mean, so mix has an influence and we often will talk about investors will focus around the in-market mix, which infrastructure’s kind of been slightly higher. But the overall drag has been a lot of those Intel products. Some are better, some are worse but we are doing our best to continue to make improvements there.

Wi-Fi 7 will be the first chip that’ll be – I would – let me be specific about my answer. So I would say most all of the Intel products have been below our corporate average to date. We’ve been making good progress on improving that, whether it be on the cost structure or pricing. But that being said, we still haven’t gotten to the next generation, so Wi-Fi 7 is a great example of a next-generation product. Historically, the Wi-Fi products have been multichip modules, yields on multichip modules that you’re familiar, aren’t very good. And so we’re able to do a monolithic chip. And so just purely from a cost structure standpoint, it will be much better. And I think you’ll see us, be able to deliver that above that current gross margin number that we have at the company.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

Thanks for that color, Steve, that’s great. Maybe just fast on infrastructure. You guys have content, obviously in data center, you got content at 5G. You kind of hinted at it. I mean, I don’t if you could spend just a sec on 5G and talk about like what content looks like for you guys there? Kind of maybe even highlight kind of where you guys play on the infrastructure side? Yeah, just curious how you look at the back haul opportunity, all that kind of stuff?

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

No problem. No problem. So maybe I’ll step back and kind of just give a big picture on infrastructure. So this business is growing. We probably three or four years ago at this point started investing pretty heavily in infrastructure and wireless infrastructure, specifically as well as in data centers. We had our kind of high performance analog business going into server power management that’s performed extremely well. I mean, overall infrastructure grew 60% something last year. And so it is performing well expected to grow double-digits this year. So, we’re seeing that follow through, infrastructure moves a little slower, and we always like to see it move faster. But in times like this, when things are kind of slowing down, and you start to recognize that these long-term infrastructure build-outs are great for business in fact.

So, I think we’ll, that might turn a little bit here, because it ends up being a, I don’t know, safer is the right word, but a little bit of a safer environment, because these are long-term infrastructure projects to get deployed. So, the numbers themselves, so we have had a big investment in wireless infrastructure. There’s really kind of two in markets. One is, wireless backhaul, and the other is access. And access is a transceiver product into the 5G market. We don’t break out exactly what the dollar content is, but naturally the 5G massive MIMO deployment for transceiver, big growing number was expected to be a whole lot more.

And due to China, we’ve kind of seen some fits and starts there. That being said North America’s starting to really roll out in earnest, other pockets in the world rolling out Open RAN and Japan and Korea. So there’s a lot of really good things going on there. The other piece is, is backhaul. Backhaul has performed extremely well. It’s a great example of an area where we have content increases. I mean, very similar to that gateway scenario, where, so in backhaul, we’ve had a modem, shipping that modem where one of the, I guess we are the only merchant supplier of modems into the backhaul market.

And so we’ve been supplying that for some time that market has grown. Our content has grown slightly, but the bigger jump has been a new transceiver product for backhaul that has been seeing really nice – we’ll see big growth this year, and that’ll carryover into next year as more market share happens, new deployments ramp. And so that content, I mean that, that content in a backhaul system probably more than doubles. And so we’ve talked about that and it still, relatively early days got disrupted a little bit when Huawei got shut down, they were a customer in the backhaul market. But some of that has shifted around like, so for example, you might have seen a big deployment that Huawei may have owned at India that may have shifted over to like an NEC, or an Ericsson, or NOKIA.

And so, we were able to, if we got the socket at both customers and we’re able to capture that as the new in this case, customer of ours would deploy. So that business has been going very well. That’s the one that I mentioned earlier on the substrate side, that’s been a bit constrained because of substrates. I mean, this higher reliability than say the consumer markets. So, we’ve had to really stick to the existing complex substrate. And, but we’ll see that that backlog just kind of pushes and we’ll see that demand probably ship in the first half next year.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

Right. Because most of this, if I understand correctly, it’s not pin for pin. So it does just push. Right. It’s not like somebody else is going to find.

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Yeah, yeah. Not perishable at all.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

Right. And then quick on PAM4, I mean, you guys have talked about the last few years. I didn’t know if we could just kind of cover, and part of your answer, I’d be curious sort of what your take is on why, I think a lot of people, including Marvell thought that their share would still be above 90% in the PAM4 market, which I that’s what we think it is anyway. So, I don’t know like why maybe Broadcom hasn’t had more success there. Why you guys haven’t to date had more success there? And what sort of, what, looking forward more importantly like what do you see kind of changing?

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Yeah. So in PAM4, so I’ll answer your question and make clear kind of where we’re at. But – so where we’re participating, I mean, it is the – we came into the market 400 gig PAM4, right. And I mean, even addressing your question on Marvell. They were in a 200 gig and we chose not to go into that market thought it would be somewhat of a short transition and that’s for the most part turned out to be true. I mean, these markets they play a little bit longer. But Google and Facebook all deployed 200 gig and then everyone else kind of moved to 400 like a Microsoft, like an Amazon. But I think the difference though Rick, I mean, there’s a couple of things in there. I think, one, Amazon hasn’t deployed as fast as what they had originally planned and what the market had anticipated.

So that’s been a slower ramp and that also gave 200 gig kind of longer legs if you will, right. And so they’ve held on to that longer and you just haven’t seen as many deployments, it’s been slower to ramp and therefore Broadcom and us. And for that matter, some of the analog guys haven’t seen as much penetration. So I think that’s kind of the answer to your question. What we’re seeing today, so one is, so Amazon is ramping 400, but Microsoft is kind of the next guy coming at 400, but what we’ve talked a lot about and what we’re excited about, we have a new Keystone product that’s called it’s a five nanometer solution. We’ve been ahead of the market here. First one to come out with a five nanometer PAM4 chip primarily addressing the 800 gig market. But it’ll also address 400 gig applications as well.

So exciting times we would expect that five nanometer chip to ship next year. We’ve talked about our revenues in general. We have some revenues this year in the plan for optical, but the bigger ramp is driven by five nanometer next year. So how is that going to play out? Some of that is just execution by the data center guys rolling out 800 gig. And so exciting times. This is our second chip I think the other thing Marvell N5 were there early I think that’s had discussions like, well, they’ve got these knobs that they can turn well. Yeah. I mean, they’re on like the third or fourth generation. So – but exciting for us. It’s a new market. We are now on our second generation. We’ve got a leading edge chip with lower power than both Broadcom and Marvell with our five nanometer solutions. So very exciting times.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

And is it too soon to talk about, I don’t know how much you share on terms of either engagements or design wins or PAM4 kind of backlog or funnel, or do you give any thought on that?

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

So we don’t break that out. I mean, I talked through who the likely guys are that are going to deploy the 800 gig data center. So those are going to be the focus customer. Those are one that we’re working with. I guess the other thing that I would add here, which I think is interesting for the space anyway, is that as this matures a little bit, you’re starting to see the IP mature. You’re seeing the technology kind of get deployed into other products as well. You’ve heard a lot about active electric cables. That’s coming. You’ve got retimers, you’ve got different places that you can see these IPs deployed. And that’s – as a CFO, that’s also super helpful because you start to see all those investments start to proliferate into a variety of spaces that are more diverse within more diverse set of customers and applications.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

Right. Right. And it is more, this sounds like a platform like you’re kind of…

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Exactly. Exactly. And we’re a new guy, right. I mean, at the end of the day, we’re still new. We’re still building this out. And so as you get more of these products, then it’s a bigger platform to build off of.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

Absolutely. Thanks for that color. And then maybe pivot, because I, we had to talk about SIMO. I just, I thought, you guys obviously, I was just looking at the dates but you acquired NanoSemi in 2020 and obviously Intel in 2020. It kind of took last year to kind of maybe digest some of that stuff, and then you’re back in with SIMO, big deal, I didn’t know if you guys could walk through some of your thought process on that?

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Sure.

<<Rick Schafer, Analyst, Oppenheimer & Co.>>

What the rationale was, strategic, I don’t know if you guys talk about potential revenue synergies, I know you didn’t need to necessarily, but I just didn’t know if you saw some obvious revenue synergies there or anything else you want to share there?

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Yeah. Yeah, sure. So on the Silicon Motion transaction announced in early May, very excited about this. I mean the rationale itself, I mean it’s two or three things here and they’re pretty straightforward. I mean, first and foremost the scale that we get, right, industry’s consolidating we need to have more products, more wafer volumes if you will. I mean, I think of it on both sides. I mean, one, you get more like the interesting thing about Silicon Motion they do 3X the wafer volume than we do at TSMC.

So naturally that’s a big benefit that that bigger footprint they play in the consumer market. So the volumes are much, much higher. And so we’ll benefit from that, the cost structure that they have. They’re based in Taiwan. So the cost structure is much better. They’re super close to these vendors and I think that will be very beneficial. But also on the R&D side on the front end, right? I mean, you’ve got a lot of IPs that any semiconductor consolidation sharing these IPs, the cost of building that, I mean, we were just talking about 5-nanometer, naturally these guys are moving to 5-nanometer for controllers, right?

And so we’ve got IP that from our 5-nanometer development that they can immediately use in their next generation product and vice versa. They’ve got other IPs that that we’ll be able to leverage and hopefully accelerate the products that we have coming to market on both sides, right. And so as you talk about revenue synergies, if you can accelerate any of that, I mean, we can get to market quicker, take share quicker, and grow the business, right.

So, but that is a, really a scale opportunity. We lower our overall cost structure, which I think ultimately benefits the customer, not only by getting a lower cost structure, but it also gets them more products, better products quicker. On the, secondly, look I mean, storage market is a huge market. It’s an exciting market. It’s a growth market; do recognize the micro announcement this morning, but very big growth market with just enormous potential.

Not just in the data center, but you’re seeing it on the peripheral, you’re seeing the edge – this whole edge market is growing more and more. You’re seeing a lot of that compute pushing out to the edge that’s where you’re needing more SSDs and so we’ll benefit from that, the industrial markets and so it’s a very broad, diverse area with big growth potential.

So, excited about that, excited about the market potential. Where we talked about revenue synergies or where that overlap and most of our interests lie is in the enterprise market. So Silicon Motion has been focused on growing in that area, enterprise controllers. More of their business has been on the consumer side, which acknowledge a lot of concerns especially in this environment. PCs and handsets are slowing.

That being said, where the interest is going and where the future’s going is in the enterprise controllers. And we see a big opportunity to leverage that along with what we’re doing in the data center, in some of these enterprise markets to be able to grow further. So that’s exciting. I think the last piece that I would add as far as the combined company, I mean, look the financial aspects of the deal are very good.

It’s a very accretive transaction. We do take on some debt. We’re going to lever up at close should be below four times levered. And then a year out close, close will be below three times levered, the business generates tons of cash. One issue around, we were talking about gross margins earlier. Their gross margins are slightly lower than ours. They’re closer to 50%. We’ve talked about not really changing, at close we would expect that to drop below 60%, maybe it’s 57%, 58%.

And then, over time, we’ll push that back north of 60% and then long term up to the mid 60s as we’ve done in the past. I mean, in fact, it’s very similar to the Intel deal when we closed the Intel deal the consolidated gross margins, 57%. And then over the next two years, we drove that up to 62.8% as of last quarter. So the intentions are very similar here, slightly different markets, but I do think that there’s a lot of opportunities to improve profitability. And then last piece, I’ll sneak it in the, the synergies. So there was a $100 million in synergies identified and $30 million of that is coming from COGS, which I think is probably turns out to be somewhat modest, kind of given the, the scale that we get out of this.

And hopefully we can see some nice improvements on the COGS front and then $70 million coming from OpEx, which is kind of your normal consolidation that you would see on a go forward basis. I think that’ll streamline us, make us more efficient, build a better infrastructure, so ultimately to benefit the customers.

<<Rick Schafer, Analyst, Oppenheimer & Co.>

And I’ve got a question just on SIMO, it’s specifically says any updates you could give on China related to SIMO?

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Sure. So just from a getting the deal closed standpoint, so we’ve already cleared HSR. So the last regulatory hurdle is China or the same approval process. There is a shareholder vote at the end of this month as well. But with regard to China, we – so we filed the simple form and that would enable us to close pretty quick, there’s no overlap in the business. And so we’re we believe that there’s no issues here. We’re not a big company. Some of our peers are very well known for bundling strategies.

And this is what we find is typically concerning to China. And so we want to assure them that that’s not the case here. We don’t have that bundling capability. We don’t have any controllers. There are plenty of other alternatives in China. So keep in mind, China’s most concerned about their customers having products and which they do. They do have alternatives. We are very committed to the market as well, but they’re going to do what they need to do to make sure that they protect that. And, but I think there’s definitely a lot of alternatives from SSD manufacturers to controller companies to address that.

All that being said. We’ve said that the deal would close probably the first half of next year. I think that’s a reasonable timeframe that hasn’t changed from the announcement that we made in the beginning of May.

<<Rick Schafer, Analyst, Oppenheimer & Co.>

Okay. And I just looked at the clock. I mean, it’s almost, you stuck your landing it’s we’re right on time. So it was really great to see it. All right Steve again, thanks for getting up early – this fireside chat.

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Absolutely. Well, thank you, Rick. Appreciate it. And all the investor’s time, if you guys have any follow ups, feel free to reach out to us.

<<Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer>>

Okay, thanks. See you everybody.

<<Rick Schafer, Analyst, Oppenheimer & Co.>

All right. Thank you.

Cautionary Note Concerning Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all forward looking statements are based on estimates, projections, and assumptions of MaxLinear as of the date of this communication. These forward-looking statements include, among others, statements concerning: run rate for future Wi-Fi revenue, anticipated closing date of proposed acquisition of Silicon Motion and expected financial performance for the third quarter of 2022. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results expressed or implied by the forward-looking statements. Forward-looking statements are based on management’s current, preliminary expectations and are subject to various risks and uncertainties. In particular, our future operating results are substantially dependent on our assumptions about market trends and conditions. Additional risks and uncertainties affecting our business, future operating results and financial condition include, without limitation, risks relating to our proposed merger with Silicon Motion; intense competition in our industry; increasing supply chain risks within our industry, including increases in shipping and material costs and substantial shipping delays resulting in extended lead-times; inflation trends in our supply chain and in the global economy generally; uncertainties concerning the outcome of global trade negotiations, export control limitations, and heightened geopolitical risks generally; our dependence on a limited number of customers for a substantial portion of our revenues; potential decreases in average selling prices for our products; our ability to develop and introduce new and enhanced products on a timely basis and achieve market acceptance of those products, particularly as we seek to expand outside of our historic markets; potential uncertainties arising from continued consolidation among cable television and satellite operators in our target markets and continued consolidation among competitors within the semiconductor industry generally; uncertainties concerning how end user markets for our products will develop, including in particular markets we have entered more recently such as broadband, Wi-Fi and 5G wireless and fiber-optic data center high-speed interconnect infrastructure markets but also existing markets; the impact of our indebtedness and limitations on our operating flexibility based on financial and operating covenants in the applicable term loan agreements, including (without limitation) debt covenant restrictions that may limit our ability to obtain additional financing, granting liens, undergoing certain fundamental changes, or making investments or certain restricted payments, and selling assets; risks relating to intellectual property protection and the prevalence of intellectual property litigation in our industry; our reliance on a limited number of third party manufacturers; the impact of the COVID-19 pandemic; and our lack of long-term supply contracts and dependence on limited sources of supply. In addition to these risks and uncertainties, investors should review the risks and uncertainties contained in our filings with the Securities and Exchange Commission (SEC), including our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, which we filed with the SEC on July 27, 2022. All forward-looking statements are based on the estimates, projections and assumptions of management as of July 27, 2022, and MaxLinear is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

This communication makes reference to a proposed business combination involving MaxLinear and Silicon Motion. In connection with the proposed transaction, MaxLinear has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-265645), including a proxy statement of Silicon Motion and a prospectus of MaxLinear. The Registration Statement on Form S-4 was declared effective by the SEC on July 13, 2022 and the proxy statement/prospectus was first mailed to the shareholders of Silicon Motion on July 20, 2022, seeking their approval of their transaction-related proposals.

This communication does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Investors and security holders are able to obtain the Registration Statement on Form S-4 free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by MaxLinear (when they become available) may be obtained free of charge on MaxLinear’s website at www.maxlinear.com or by contacting MaxLinear’s Investor Relations Department at IR@MaxLinear.com. Copies of documents filed or furnished by Silicon Motion (when they become available) may be obtained free of charge on Silicon Motion’s website at https://www.siliconmotion.com or by contacting Silicon Motion’s Stock Affair Specialist.